SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Sachin Davé, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

*                          The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The purpose of this amendment to the annual report on Form 18-K (the “Annual Report”) of the Republic of South Africa for the fiscal year ended March 31, 2016 is to file Quarterly Bulletin No. 285, dated September 2017, published by the South African Reserve Bank.

This amendment to the Annual Report comprises:

(a)                                 Pages numbered 1-4 consecutively

(b)                                 The following exhibit:

Exhibit 99.E — Quarterly Bulletin No. 285, dated September 2017, published by the South African Reserve Bank.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description

99.E	Quarterly Bulletin No. 285, dated September 2017, published by the South African Reserve Bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on September 19, 2017.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Tshepiso Moahloli
Tshepiso Moahloli
Attorney-in-fact for
Malusi Knowledge Nkanyezi Gigaba MP
Minister of Finance
Republic of South Africa